EXHIBIT 99.1

Burcon Reports Fiscal 2015 Third Quarter Results

VANCOUVER, British Columbia, Feb. 16, 2015 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (Nasdaq:BUR), a leader in functional, renewable plant proteins, reported results for the fiscal third quarter ended December 31, 2014.

Fiscal 2015 Third Quarter Operational Highlights

  Advanced discussions with a select group of multi-national food ingredient providers about a royalty or a joint operations agreement for Peazazz®.
  Burcon's Winnipeg Technical Centre continued Peazazz® applications work and sample production in response to requests from and in support of the analytical work being conducted by potential commercialization partners.
  Burcon's exclusive manufacturing and marketing partner for CLARISOY™ soy protein, Archer Daniels Midland Company (ADM), facilitated CLARISOY™ development activities in the global food and beverage market while operating the world's first CLARISOY™ semi-works plant to produce samples of the CLARISOY™ soy protein line for market development purposes.
  ADM completed its acquisition of WILD Flavors GmbH and formed a new business unit, WILD Flavors and Specialty Ingredients, which includes the WILD business as well as ADM's specialty proteins product line among others.
  Burcon filed two new patent applications and received a U.S. patent grant and a U.S. patent allowance. Including another U.S. patent grant subsequent to the quarter-end, the Company's patent portfolio comprises 182 issued patents in various countries, including 57 in the U.S., as well as more than 390 active patent applications, including 65 additional U.S. patent applications.
  Subsequent to the quarter-end, Burcon completed a private placement with a respected group of U.S.-based investors for U.S.$1.65 million.

Management Commentary

"During the quarter, ADM continued to pursue development activities in the global food and beverage market with our CLARISOY™ soy protein," said Johann Tergesen, Burcon's president and chief operating officer. "Their acquisition of WILD Flavors GmbH gives ADM the ability to offer food and beverage companies a comprehensive suite of systems to enhance and improve their products. With the growing global demand for food and wellness ingredients in general, and a spotlight on protein ingredients in particular, ADM's new capability from the WILD Flavors acquisition bodes well for CLARISOY™.

"During the quarter we continued our efforts toward commercializing Burcon's other unique plant protein extraction technologies. We have focused on working with a select group of potential partners in the commercialization process for our Peazazz® pea protein and we are pleased with our efforts in moving the project forward. The Peazazz® semi-works plant continues to support these ongoing discussions with due diligence visits, applications work and sample production. The potential partners' activities continued including undertaking applications work and shelf life testing.

"Our Peazazz® pea protein has a uniquely clean flavour and exceptional solubility characteristics. Between having no taste that can clash with other ingredients and its high usability and nutritional value, Peazazz® is ideal for incorporation into numerous beverage applications, as well as in a number of dairy alternative products. Peazazz® can also enhance snacks, cereals and diet products, as well as fortify gluten-free, vegetarian and vegan food products. More than ever, we are hearing from food and beverage producers and the end-users looking to replace higher-priced dairy proteins. Peazazz®'s versatility has attracted the attention of the innovation specialists at a number of prominent companies.

"Altogether, we continue to enjoy tremendous opportunities with our patented and proprietary protein technologies. As we continue the commercialization phase of our growth, our positive outlook is strengthened by our expectations of earning royalty revenue from our already launched CLARISOY™".

Fiscal Third Quarter Financial Results (Dollars in Canadian)

Revenues totaled $31,000 in the third quarter, as compared to $24,000 in the prior quarter and the same quarter last year, and were derived mainly from deferred royalty payments from ADM for CLARISOY™ sales. The nominal revenues reflect the company's development phase status as it transitions to the commercial stage.

Royalty revenues from the sale by ADM of CLARISOY™ as produced from their semi-works facility in Decatur, Illinois have been marginal. The main purpose of the semi-works plant has been to provide commercial samples for market development purposes and to facilitate other product development work.

Third quarter net loss totaled $1.8 million or $(0.05) per basic and diluted share, as compared to a net loss of $1.5 million or $(0.05) per basic and diluted share in the same year-ago quarter.

Research and development (R&D) expenses totalled $647,000 in the third quarter, increasing from $588,000 in the same year-ago quarter, due mostly to higher plant operating costs and stock-based compensation expense.

General and administrative (G&A) expenses in the third quarter increased to $1.2 million from $1.1 million in the year-ago quarter. The higher G&A expenses is attributed to an increase of $115,000 in patent legal fees and expenses from higher activity levels, and offset mainly by a decrease in investor relations expenses due to an extensive European roadshow undertaken in the third quarter of last year.

At December 31, 2014, cash totaled $3.0 million compared to $1.4 million at March 31, 2014. Subsequent to the quarter-end, Burcon completed a private placement for US$1.65 million. Together with the proceeds from the private placement, management believes it has sufficient resources to fund its expected level of operations and working capital requirements until at least November 2015. This estimate does not take into account potential proceeds from outstanding convertible securities, anticipated increases in royalty revenues from the sale of CLARISOY™, or any other potential revenue from product sales or licensing.

The company's complete financial statements, along with management's more detailed discussion and analysis, are available from the company's Investors section at www.burcon.ca or from www.sedar.com.

Conference Call

Burcon will host a conference call tomorrow, Tuesday, February 17, 2015. Company management will host the presentation, followed by a question and answer period.

Date:	Tuesday, February 17, 2015
Time:	2:00 p.m. Eastern time (11:00 a.m. Pacific time)
Dial-in (toll/international):	1-719-325-2435
Toll-free dial-in (North America):	1-888-438-5525
Conference ID:	1090299

A replay of the call will be available after 8:00 p.m. Eastern time on the same day through March 17, 2015.

Replay dial-in (toll/international):	1-858-384-5517
Toll-free dial-in (North America):	1-877-870-5176
Replay conference ID:	1090299

About Burcon NutraScience Corporation

Burcon NutraScience is a leader in developing functionally and nutritionally valuable plant-based proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon's CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

ON BEHALF OF THE BOARD OF DIRECTORS
"Johann F. Tergesen"
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe", "future," "likely," "may," "should," "could", "will" and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about the type of business structure with potential strategic partners, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section titled "Risk Factors" in Burcon's annual information form dated June 23, 2014 filed with the Canadian securities administrators on www.sedar.com and contained in Burcon's 40-F filed with the U.S. Securities and Exchange Commission on www.sec.gov. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

Burcon NutraScience Corporation
Condensed Consolidated Interim Balance Sheets
(Unaudited)
(Prepared in Canadian dollars)
	December 31,	March 31,
	2014	2014
	$	$
Assets

Current assets
Cash and cash equivalents	2,953,861	1,392,467
Amounts receivable	25,148	140,941
Prepaid expenses	126,888	165,390

	3,105,897	1,698,798

Property and equipment	582,524	664,115

Deferred financing costs	61,386	215,251

Deferred development costs	889,374	1,289,592

Goodwill	1,254,930	1,254,930

	5,894,111	5,122,686

Liabilities

Current liabilities
Accounts payable and accrued liabilities	502,171	572,908

Deferred revenue	156,388	226,763

	658,559	799,671

Shareholders' Equity
Capital stock	59,018,953	54,005,703
Contributed surplus	6,259,625	6,136,123
Options	9,041,628	8,532,700
Warrants	357,945	49,453
Deficit	(69,442,599)	(64,400,964)

	5,235,552	4,323,015

	5,894,111	5,122,686

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
(Unaudited)
For the three and nine months ended December 31, 2014 and 2013

(Prepared in Canadian dollars)
	Three months ended		Nine months ended
	December 31		December 31
	2014	2013	2014	2013
	$	$	$	$
Revenue
Royalty income	30,930	23,750	79,879	71,108

Expenses
General and administrative	1,228,572	1,100,423	3,312,251	3,166,300
Research and development	646,503	587,711	1,870,658	1,794,296
	1,875,075	1,688,134	5,182,909	4,960,596

Loss from operations	(1,844,145)	(1,664,384)	(5,103,030)	(4,889,488)

Interest and other income	14,895	126,025	61,395	166,659

Loss and comprehensive loss for the period	(1,829,250)	(1,538,359)	(5,041,635)	(4,722,829)

Basic and diluted loss per share	(0.05)	(0.05)	(0.15)	(0.15)

CONTACT: Media & Industry Contact:
         Michael Kirwan
         Director, Corporate Development
         Burcon NutraScience Corporation
         Tel (604) 733-0896, Toll-free (888) 408-7960
         mkirwan@burcon.ca
         www.burcon.ca